
02003385

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

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SEC FILE NUMBER
8-52627

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002
PROCESSING
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Libra Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 870
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess M. Ravich (310) 312-5600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Ave., Suite 2000, Los Angeles, CA 90071
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jess M. Ravich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Libra Securities, LLC, as of February 26, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SHANNON MECHELLE CLARKE
Commission # 1298251
Notary Public - California
Los Angeles County
My Comm. Expires Mar 23, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIBRA SECURITIES, LLC

(SEC I.D. No. 8-52627)

Financial Statements and Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control Structure)



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Manager
Libra Securities, LLC:

We have audited the accompanying statement of financial condition of Libra Securities, LLC (formerly Myclearing.com, LLC) as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Libra Securities, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 1, 2002



KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

LIBRA SECURITIES, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	3,550,000
Prepaid expenses		34,366
Unbilled receivables		1,387,755
Other assets		48,000
Total assets	$	5,020,121
Liabilities and Member's Equity		
Liabilities:		
Due to Parent	$	84,991
Total liabilities		84,991
Member's equity:		
Net member contributions		4,950,000
Accumulated deficit		(14,870)
Total member's equity		4,935,130
Total liabilities and member's equity	$	5,020,121

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement of Operations

Year ended December 31, 2001

Revenues	
Total revenues	$ —
Expenses:	
Other general and administrative	14,870
Total expenses	14,870
Net loss	$ (14,870)

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement Changes in Member's Equity

Year ended December 31, 2001

Balance at December 31, 2000	$	—
Contribution from member		5,550,000
Distribution to member		(600,000)
Net loss		(14,870)
Balance at December 31, 2001	$	4,935,130

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(14,870)
Changes in assets and liabilities:		
Prepaid expenses		(34,366)
Unbilled receivables		612,245
Other assets		(48,000)
Accounts payable		84,991
Net cash used in operating activities		600,000
Cash flows from financing activities:		
Capital contribution		3,550,000
Capital distribution		(600,000)
Net cash provided by financing activities		2,950,000
Net increase in cash		3,550,000
Cash, beginning of year		—
Cash, end of year	$	3,550,000
Supplemental disclosure of noncash investing and financing activities:		
Capital contribution of unbilled receivables	$	2,000,000

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Libra Securities, LLC (Libra or the Company) was organized as a Delaware limited liability company under the name Myclearing.com, LLC ("Myclearing") by the execution and delivery of the Certificate of Formation to the Delaware Secretary of State in accordance with and pursuant to the Delaware Limited Liability Company Act of 1992. On December 21, 2001, Myclearing was purchased by Libra Securities Holdings, LLC (Libra Holdings) for $50,000 in cash and the Company's name was changed to Libra Securities, LLC. Myclearing had no assets and no operations prior to its purchase by Libra Holdings.

Following the acquisition of December 21, 2001, the Company recorded no revenues as no corporate finance transactions were completed or closed, for which the Company had performed services.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through BNY Clearing Services LLC, a Bank of New York Company.

(2) Significant Accounting Policies

(a) Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's financial statements. For tax purposes, income or losses of the Company are the responsibility of the Company's Member and are included in the tax returns of the Member.

(b) Corporate Finance Transactions and Unbilled Receivables

Fees earned by the Company from acting as an intermediary in corporate finance transactions are recognized when earned, which generally occurs at the closing of such transactions.

In December of 2001, Libra Holdings purchased $2,000,000 in unbilled receivables from U.S. Bancorp Libra. Libra Holdings then transferred the assets to Libra Securities. These unbilled receivables represent the rights to receive cash from ongoing corporate finance transactions, which will be finalized by Libra Securities. Libra Securities recognizes revenue to the extent that the cash received upon the closing of the transaction exceeds the carrying value of the unbilled receivable.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value, due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

(Continued)

(d) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) Membership Interests

The Member, Libra Securities Holdings, LLC, shall have the right, but not the obligation, to make additional capital contributions in such additional amounts as the Company may from time to time request, upon authorization of the board of managers. The Member may lend money to, borrow money from, act as a surety, guarantor, or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not the member.

(4) Related Party Transactions

As of December 31, 2001, the Company had a payable in the amount of $84,991 due to Libra Securities Holdings, LLC for prepaid and current expenses and the cost of other assets paid for by Libra Securities Holdings, LLC on behalf of the Company.

(5) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, through its subsidiary, is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

(6) Concentration of Credit Risk

The Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks, and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 12.5% of total aggregate indebtedness arising from customer transactions, as defined. At December 31, 2001, the Company had unconsolidated net capital, as defined, of $3,455,009, which was $3,355,009 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.02 to 1.

(Continued)

(8) Subsequent Event

On February 26, 2002, the Company received a capital contribution of $2,750,000 from its parent, Libra Securities Holdings, LLC.

Schedule 1

LIBRA SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total members' equity	$	4,935,130
Total capital		4,935,130
Deductions and/or charges:		
Nonallowable assets:		
Unbilled receivables		1,387,755
Prepaid expenses		34,366
Other assets		48,000
Net capital	$	3,465,009
Aggregate indebtedness:		
Due to Parent	$	84,991
Total aggregate indebtedness	$	84,991
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 12.5% of aggregate indebtedness of $84,991	$	100,000
Net capital in excess of requirements		3,365,009
Ratio of aggregate indebtedness to net capital		0.02 to 1

The computation of net capital under Rule 15c3-1 as of December 31, 2001, computed by Libra Securities, LLC in its amended Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 24, 2001, does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

LIBRA SECURITIES, LLC

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

LIBRA SECURITIES, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Manager
Libra Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Libra Securities, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 1, 2002